Exhibit 99.1

For Immediate Release	Monday, June 18, 2007

Celestica Appoints Chief Financial Officer

TORONTO, Ontario - Celestica Inc. (NYSE, TSX: CLS), a global provider of innovative electronics manufacturing services (EMS), today announced that Paul Nicoletti has been appointed Executive Vice President and Chief Financial Officer, effective immediately.

Mr. Nicoletti has been acting Chief Financial Officer since March 28, 2007 when Tony Puppi retired from the position.

Commenting on the appointment, Craig Muhlhauser, Chief Executive Officer, Celestica said: “As part of the process to name a new Chief Financial Officer, we conducted a thorough review of internal and external candidates. It became clear that Paul is the ideal candidate for the role. He has proven himself to be a key member of Celestica’s leadership team, has in-depth knowledge of our company and the EMS industry and has expertise in all areas of financial operations. I look forward to working closely with Paul as we focus on our gameplan to turn Celestica around and deliver appropriate value to our customers and shareholders.”

Mr. Nicoletti has been with Celestica since the company’s inception in roles of increasing responsibility. His most recent role was Senior Vice President, Finance, responsible for all aspects of Celestica’s global financial operations, segment financial reporting, strategic pricing and tax matters. Prior to that, he was the Vice President of Global Financial Operations. Mr. Nicoletti holds a Bachelor of Arts degree from the University of Western Ontario and a Master of Business Administration degree from the Schulich School of Business at York University.

About Celestica

Celestica is dedicated to providing innovative electronics manufacturing services that accelerate our customers’ success.  Through our efficient global manufacturing and supply chain network, we deliver competitive advantage to companies in the computing, communications, consumer, industrial, and aerospace and defense end markets. Our employees share a proud history of proven expertise and creativity that provides our customers with the flexibility to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

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Celestica Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial and or operational results, and our financial or operational performance.  Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  The risks and uncertainties referred to above include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and delays in the delivery and/or general availability of various components used in the manufacturing process.  These and other risks and uncertainties and factors are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As of its date, this press release contains all material information associated with this event.

Media Contact:

Laurie Flanagan

contactus@celestica.com

416-448-2200